

December 15, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

      RE: **MIAX PEARL, LLC ("Pearl")**
                Amendment 2021-21 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2021-21 to the Form 1 Application of Pearl, which includes the following changes:

Exhibit M – Updated member list for MIAX Pearl Equities

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/15/21	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
      Telephone: 609-897-7300; Facsimile: 609-987-2210

21009480

5. Provide the name, title and telephone number of a contact employee:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      609-897-7315

6. Provide the name and address of counsel for the applicant:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      MIAX PEARL, LLC
      7 Roszel Road, Suite 1A
      Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
      ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: December 15, 2021   By: *Barbara J. Comly*
                                        Barbara J. Comly
                                        EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ____ day of _____, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX PEARL, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   **Name;**

2.   **Date of election to membership or acceptance as a member, subscriber or other user;**

3.   **Principal business address and telephone number;**

4.   **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5.   **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6.   **The class of membership, participation or subscription or other access.**

Response:

1.   **MIAX Pearl Options.** No change to the list of the members of the MIAX Pearl Options exchange dated as of June 9, 2021, previously filed.

2.   **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange as of December 13, 2021, including the information set forth in items 1-6 above.

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 9/25/2020

Membership Activities:

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200

Chicago   IL   60654

Tele #: (312) 836-6700

Approval Date: 9/25/2020

Membership Activities:

Clearance & Routing Broker

International Tele #

SEC #: 8- 52140

CRD #: 102500

ATM EXECUTION LLC

599 Lexington Avenue

New York   NY   10022

Tele #: (646) 562-1010

Approval Date: 10/12/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 65509

CRD #: 122529

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue

New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 12/7/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 32682

CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park

New York   NY   10036

Tele #: (646) 743-2734

Approval Date: 9/25/2020

Membership Activities:

Registered Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor

Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 9/25/2020

Membership Activities:

Registered Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8- 53574

CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building

388 Greenwich Street

New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 8177

CRD #: 7059

CLEAR STREET LLC

55 Broadway

New York   NY   10006

Tele #: (646) 738-4066

Approval Date: 12/10/2021

Membership Activities:

Clearance

International Tele #

SEC #: 8- 69972

CRD #: 288933

COWEN AND COMPANY, LLC

599 Lexington Avenue -20tih Fl.
New York   NY   10022
Tele #: (646) 562-1010

Approval Date: 10/12/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22522
CRD #: 7616

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York   NY   10010
Tele #: (212) 325-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 00422
CRD #: 816

DEUTSCHE BANK SECURITIES INC.

One Columbus Circle
New York   NY   10019
Tele #: (212) 250-2500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17822
CRD #: 2525

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago   IL   60661
Tele #: (312) 542-1000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 51241
CRD #: 45908

ELECTRONIC TRANSACTION CLEARING, INC.

660 South Figueroa Street - Suite 1450
Los Angeles   CA   90017
Tele #: (213) 402-1570

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8- 67790
CRD #: 146122

FIS BROKERAGE & SECURITIES SERVICES LLC

2100 Enterprise Avenue
Geneva   IL   60134
Tele #: (630) 482-7100

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52614
CRD #: 104162

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700
Chicago   IL   60604
Tele #: (312) 362-0404

Approval Date: 9/25/2020
Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8- 53174
CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282
Tele #: (212) 902-1000

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York   NY   10007
               Tele #: (212) 293-1444

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center
175 Greenwich Street - 58th Floor
New York   NY   10007
               Tele #:

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 69280
CRD #: 167872

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago   IL   60606
               Tele #: (312) 244-3300

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019
               Tele #: (212) 310-9500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
               Tele #: (203) 618-5710

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
               Tele #: (212) 272-2000

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
               Tele #: (646) 759-6000

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
               Tele #: (212) 284-2300

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago   IL   60654
               Tele #: (312) 205-8900

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52989
CRD #: 106124

LATOUR TRADING LLC

148 Lafayette Street - 10th Fl.

New York   NY   10013

Tele #: (917) 388-8000

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68304

CRD #: 150887

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor

NY1-100-06-01

New York   NY   10036

Tele #: (646) 743-1295

Approval Date: 9/25/2020

Membership Activities:
Clearance
International Tele #

SEC #: 8- 33359

CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway

New York   NY   10036

Tele #: (212) 761-4000

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15869

CRD #: 8209

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8

2929 Walnut Street

Philadelphia   PA   19104

Tele #: (215) 496-5000

Approval Date: 9/25/2020

Membership Activities:
Exchange Broker Dealer
International Tele #

SEC #: 8- 37329

CRD #: 7270

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor

Chicago   IL   60602

Tele #: (312) 260-3052

Approval Date: 10/1/2021

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 67867

CRD #: 146991

PERSHING LLC

One Pershing Plaza - 10th Fl.

Jersey City   NJ   07399

Tele #: (201) 413-2000

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574

CRD #: 7560

PUNDION LLC

230 Park Avenue, 3rd Floor

New York   NY   10169

Tele #: (718) 618-4929

Approval Date: 5/24/2021

Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 68784

CRD #: 156169

QUANTLAB BROKERAGE, LLC

3 Greenway Plaza - Suite 200

Houston   TX   77046

Tele #: (713) 400-5440

Approval Date: 11/12/2021

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 70274

CRD #: 299468

RBC CAPITAL MARKETS LLC

9th Floor

200 Vesey Street

New York   NY   10281

Tele #: (212) 858-6008

Approval Date: 9/28/2020

Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 45411

CRD #: 31194

SANFORD C. BERNSTEIN & CO., LLC

1345 Avenue of the Americas
New York   NY   10105
Tele #: (212) 969-1000

Approval Date: 10/12/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52942
CRD #: 104474

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020
Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 47034
CRD #: 35874

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant   SC   29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 69454
CRD #: 171272

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York   NY   10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 68193
CRD #: 149823

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
Tele #: (312) 884-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65336
CRD #: 120719

Total BD Firms 44